Management's
       Discussion & Analysis
(All dollar amounts are stated in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Northgate recorded a loss of $3,342,000 or $0.02 per share in the second quarter of 2005 compared with earnings of $8,958,000 or $0.04 per share during the corresponding quarter of 2004.The decrease in earnings in the most recent quarter compared with the same quarter one year ago was predominately caused by the planned lower gold and copper production, higher treatment and refining charges, higher operating costs resulting from higher fuel and steel costs, and a stronger Canadian dollar. Cash flow from operations before changes in working capital for the current quarter was $5,893,000 or $0.03 per fully diluted common share compared with $16,705,000 or $0.08 per fully diluted common share in the same period one year ago. Lower cash flow and earnings in the most recent quarter resulted from milling all of the remaining lower-grade ore mined from the eastern section of the Kemess South pit while waste stripping in the western area of the pit continued at a rate that was 2.5 times the remaining life-of-mine average. At the end of May, mining of the lower-grade ore reserves in the eastern area of the pit was completed and operations moved to the western side of the pit. As a result, future gold production is expected to rise to an average of 84,000 ounces per quarter (330,000 ounces per year) and remain at that elevated level for at least the next ten quarters.

Kemess Mine Performance

The Kemess Mine produced 59,352 ounces of gold and 17.4 million pounds of copper during the second quarter of 2005 compared with 78,046 ounces and 18.0 million pounds in the second quarter of 2004.

During the second quarter of 2005, approximately 12.9 million tonnes of ore and waste were removed from the open pit compared to 14.2 million tonnes during the corresponding quarter of 2004. The decline in the total amount of material mined is the result of the increased hauling distances as the Kemess South pit expands. Unit mining costs during the current quarter were Cdn$1.29 per tonne compared with Cdn$0.91 per tonne in the second quarter of 2004, representing a 42% increase for 2005 compared to 2004. The higher unit mining cost in the most recent quarter is primarily the result of the scheduled major shovel maintenance, higher diesel fuel prices and the lower quantity of ore and waste mined as a consequence of the longer haul distances associated with the deepening pit. The unusual confluence of major maintenance activities that contributed to higher mining costs in the second quarter is expected to continue in the third quarter before declining to normal levels after that.

Mill availability during the second quarter of 2005 averaged 92% after being only 85% in the first quarter of the year as a result of the five-day labour related shutdown in February. Mill throughput in the second quarter of 2005 averaged 48,919 tonnes per calendar day compared to 50,598 tonnes per calendar day in the corresponding quarter of 2004, when a significant amount of softer supergene ore was processed. Mill throughput in the most recent quarter was excellent considering the large quantity of harder, high-pyrite ore from the eastern end of the pit that was processed. In the second half of this year, mill throughput is expected to average over 51,000 tonnes per calendar day due to the milling of softer, inherently higher throughput supergene and leach cap ore in the third quarter and more typical hypogene ore in the fourth quarter. Gold and copper recoveries averaged 68% and 84% respectively in the second quarter of 2005 compared with 68% and 81% in the second quarter of 2004. Gold recovery and the copper grade of the concentrate produced during the most recent quarter were adversely affected by the hard, high-pyrite ore sourced from the eastern end of the open pit. Mining in the eastern area of the pit was completed at the end of May and in the future, metal recoveries and concentrate grades associated with hypogene and supergene/leach cap ores should return to historic levels.

Metal concentrate inventory was drawn down by only 1,300 wet metric tonnes (wmt) in the second quarter due to the extremely difficult road conditions during the spring thaw which reduced trucking capacity and the lower than normal concentrate grade which increased the total volume of concentrate production. In the third quarter of 2005, concentrate inventory is expected to drop back into the mine's target range of between 3,000 and 4,000 wmt from the current level of approximately 8,100 wmt.

The total unit cost of production during the second quarter of 2005 was Cdn$8.76 per tonne milled which was higher than Cdn$7.13 per tonne recorded in the corresponding period of 2004 as a result of increased prices for diesel fuel and grinding steel, higher than normal mine maintenance costs, higher consumption for grinding steel and lower mill throughput. Total site operating costs in the second quarter of 2005 were Cdn$39.0 million compared to Cdn$32.8 million in the corresponding quarter of 2004.The net cash cost of production in the current quarter was $307 per ounce compared to $129 per ounce in the second quarter of 2004. In addition to the higher operating costs and lower gold production already described, the net cash cost of production in the second quarter of 2005 was higher as a result of significantly increased treatment and refining charges and a stronger Canadian dollar. Using the Gold Institute methodology which many other gold companies use, Kemess' net cash cost during the most recent quarter was $257 per ounce compared with $55 per ounce in the second quarter of 2004.

The following table provides a summary of operations for the second quarter and first half of 2005 compared with the comparable periods of 2004.

Table 1:Kemess South Production

	2Q05	2Q04	1H05	1H04
Ore plus waste mined (tonnes)	12,860,856	14,209,213	26,137,492	28,484,276
Ore mined (tonnes)	4,573,872	3,783,597	9,102,648	9,779,725
Stripping Ratio (waste/ore)	1.81	2.76	1.87	1.91
Ore Milled (tonnes)	4,451,606	4,604,442	8,481,779	9,132,292
Average mill operating rate (tpd)	48,919	50,598	46,861	50,177
Gold grade (gmt)	0.610	0.778	0.615	0.648
Copper grade (%)	0.211	0.220	0.207	0.216
Gold recovery (%)	68	68	66	68
Copper recovery (%)	84	81	83	82
Gold production (ounces)	59,352	78,046	109,892	129,492
Copper productions (000s pounds)	17,427	18,006	32,104	35,723
Cash cost ($/ounce)
Full absorption method	307	129	334	158
Gold Institute method	257	55	277	97

While the Kemess Mine's overall safety performance so far this year has been dramatically better than it was in 2004, there were two lost time injuries recorded in the second quarter. In spite of these incidents, the Kemess Mine is still one of the safest mines in British Columbia this year and the results of a safety audit completed by an external consultant during the quarter confirmed that our safety systems, procedures and culture at Kemess are strong enough for us to reach our goal of being the safest mine in the province.

Financial Performance

Northgate's revenues in the second quarter of 2005 were $39,845,000 compared to $49,994,000 in the corresponding period of 2004. Metal sales in the second quarter of 2005 consisted of 61,842 ounces of gold and 18.0 million pounds of copper compared with 91,083 ounces of gold and 22.1 million pounds of copper in the second quarter of 2004.The net realized metal prices received on sales in the current quarter were approximately $385 per ounce of gold and $1.54 per pound of copper compared with $374 per ounce and $1.27 per pound in the corresponding quarter of last year. The net realized gold prices in the second quarters of 2005 and 2004 were both impacted by the Corporation closing out 21,750 ounces of its gold forward sales position in each quarter. These reductions reduced realized gold prices by $43 per ounce in the second quarter of 2005 and $19 per ounce in the corresponding period of 2004 relative to the average PM Fix for Gold for these quarters on the London Bullion Market. The larger reduction in gold price realization in the most recent quarter was the result of the lower number of gold ounces sold. In addition to the normal quantity of forward gold sales contracts that were closed out during the quarter, the Corporation closed out an additional 78,500 ounces at a cost of $9,994,000. In keeping with hedge accounting requirements, this loss has been deferred and will be brought into income over the period that the related forward sale contracts were originally scheduled for settlement.

Cost of sales in the second quarter of 2005 and 2004 were $31,612,000 and $29,122,000 respectively. Operating costs were higher in the second quarter of 2005 than they were in the corresponding period of 2004 as a result of higher fuel and grinding steel costs, unusually high scheduled maintenance costs and a stronger Canadian dollar. However, in the second quarter of 2004, a significant decrease in concentrate inventory increased the cost of sales recorded in that quarter by $4,973,000.

Administrative and general expenses were $1,006,000 in the second quarter of 2005 compared with $1,442,000 in the comparable period of 2004. Costs in the current quarter were lower due to reduced legal costs.

Depreciation and depletion expenses in the second quarter were $8,589,000 compared to $7,311,000 during the corresponding period of 2004. The increase in depreciation and depletion was primarily due to a 21% increase in amount of ore mined in the recent quarter compared to the corresponding period of 2004 when a substantial quantity of the ore milled was stockpiled ore that had been mined in prior periods.

Net interest expense was $493,000 for the three months ended June 30, 2005 compared to $865,000 in the corresponding quarter of 2004. The decrease in net interest expense is a direct consequence of the significant increase in interest income derived from the Corporation's increased cash reserves in 2005 compared to 2004, combined with the reduced amount of long-term debt, both of which more than offset the increased rate of interest the Corporation paid on its debt.

Exploration expenses in the second quarter of 2005 were $949,000 compared with $1,458,000 during the same period of 2004. The decrease in exploration expense reflects an intra-period timing difference in expenditures rather than a reduction in annual exploration expenditures. Exploration expenditures for 2005 are estimated at approximately $4 million compared with $3.1 million in 2004.

Capital expenditures during the second quarter of 2005 totaled $3,263,000 compared to $2,696,000 in the corresponding period of 2004. The most significant capital expenditure in the recent quarter was $1,571,000 for the continued construction of the tailings dam. The remaining capital was spent on various small projects in the mill and the mine and $469,000 was invested in the permitting process for the Kemess North project.

Selected Quarterly Financial Data
 (expressed in thousands of US dollars except per share data)

	2005 Quarter Ended		2004 Quarter Ended				2003 Quarter Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue	$39,845	$31,719	$51,186	$51,288	$49,994	$36,484	$37,341	$38,125
Net income (loss)	$(3,342)	$(10,393)	$12,205	$10,053	$8,958	$39	$2,807	$9,300
Earnings (loss) per share	$(0.02)	$(0.05)	$0.06	$0.05	$0.04	$0.00	$0.01	$0.05

PRODUCTION FORECAST

Efforts to increase mill throughput in the second quarter and process the lower-grade ore more quickly were successful and have put Kemess on track to produce 280,000 ounces of gold and 75 million pounds of copper during 2005. From the middle of 2005 until the end of 2007, the Kemess South pit is scheduled to produce at an annual rate of 330,000 ounces of gold and 83 million pounds of copper. The net cash cost of production during this period is projected to be less than $150 per ounce.

Table 2:Kemess South Production

	Q1 (Actual)	Q2 (Actual)	Q3	Q4	Total 2005
Gold (ounces)	50,540	59,352	81,000	89,108	280,000
Copper (millions lbs)	14.7	17.4	18.0	24.9	75.0

KEMESS NORTH PROJECT UPDATE

On May 19, 2005, the Canadian Environmental Assessment Agency (Federal) and the British Columbia Environmental Assessment Office (Provincial) signed an agreement establishing a joint environmental review panel to assess the proposed development of the Kemess North project. The terms of the agreement outline the scope, procedures and timeline for the joint environmental assessment of the Kemess North project by a three-member panel and provide funding to facilitate the participation of the public and First Nations groups. On the same date, the three members of the panel were appointed.

On July 15, 2005 the draft guidelines for the Environmental Impact Assessment (EIA) were released for a 30-day public comment period. Once these guidelines are finalized, the Corporation will be in a position to file the EIA report that will be the subject of public hearings which will be held to allow various stakeholders to comment on the proposed development.

Also during the quarter, Northgate signed a compensation agreement with members of the Fort Connelly First Nation based in Bear Lake, who hold trapping rights in the Kemess region. Under the terms of this agreement, the trapline holders will receive annual compensation for any disruption caused by the development and operation of the Kemess North mine once the mine comes into production. As part of this agreement, the trapline holders have agreed to participate in the on-going environmental review of the Kemess North project. A similar agreement with these same trapline holders, who work the only trapline impacted by the Kemess operation, was signed in connection with the successful development of the Kemess South mine in the late 1990s.

OUTLOOK

We are pleased to report that through the dedicated efforts of our workforce at the Kemess mine, we are back on schedule to produce 280,000 ounces of gold in 2005 as we projected at the beginning of the year. Now that mining in the eastern end of the Kemess South pit is completed, we are looking forward to strong gold and copper production for the next several years at exceptionally low cash costs. If copper prices average only $1.40 per pound in the second half of 2005, cash costs at Kemess will be less than $150 per ounce and, if prices remain where they are, our costs will be less than $100 per ounce. These production results should generate tremendous operating cash flow that we will use to reduce our long-term debt, further reduce our gold hedge position and fund our corporate growth initiatives.

President and CEO

Chariman

June 30, 2005

Note: This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2004 Annual Report and under the heading "Risk Factors" in Northgate's 2004 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission on EDGAR (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Interim Consolidated
Balance Sheets

(Expressed in thousands of US dollars)	June 30	December 31
	2005	2004
ASSETS	(unaudited)
Current Assets
Cash and cash equivalents	$28,533	$49,257
Concentrate settlements and other receivables	7,233	11,300
Inventories	13,876	12,906
	49,642	73,463
Deferred hedging loss (Note 3)	9,994	—
Other assets	13,092	13,649
Mineral property, plant and equipment	170,500	180,669
	$243,228	$267,781
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$17,082	$16,091
Current portion of capital lease obligations	4,297	4,854
Current portion of long-term debt	22,500	21,000
	43,879	41,945

Capital lease obligations	8,774	10,653
Long-term debt	10,500	22,500
Provision for site closure and reclamation	21,403	21,149
	84,556	96,247

Shareholders' Equity	158,672	171,534
	$243,228	$267,781

The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director                                                Patrick D. Downey, Director

Interim Consolidated
Statements of Operations
(Expressed in thousands of US dollars)	Three Months Ended		Six Months Ended
(unaudited)	June 30		June 30
	2005	2004	2005	2004
Revenue	$39,845	$49,994	$71,564	$86,478
Cost of Sales	31,612	29,122	61,209	50,794
Administrative and general	1,006	1,442	3,565	3,138
	32,618	30,564	64,774	53,932
Earnings before interest, taxes, depreciation, depletion and other	7,227	19,430	6,790	32,546

Other expenses:
Depreciation and depletion	8,589	7,311	16,979	18,675
Accretion of site closure and reclamation liability	287	213	579	433
Net interest	493	865	1,045	1,875
Exploration	949	1,458	1,342	1,674
Currency translation losses (gains)	(25)	258	39	5
Mining and capital taxes	355	587	620	1,012
Other (income) expense	(79)	(220)	(79)	(125)
	10,569	10,472	20,525	23,549
Earnings (loss) for the period	$(3,342)	$8,958	$(13,735)	$8,997
Earnings (loss) per share — basic and diluted	$(0.02)	$0.04	$(0.07)	$0.05
Weighted average shares outstanding:
Basic	200,576,967	200,311,015	200,521,818	199,721,277
Diluted	200,576,967	201,444,547	200,521,818	199,868,851

Interim Consolidated
Statements of Retained Earnings (Deficit)
(Expressed in thousands of US dollars)	Three Months Ended		Six Months Ended
(unaudited)	June 30		June 30

	2005	2004	2005	2004
Retained earnings (deficit) at beginning of period:	$(25,603)	(46,426)	$(15,210)	$(46,465)
Earnings (loss) for the period	(3,342)	8,958	(13,735)	8,997
Retained earnings (deficit) at end of period	$(28,945)	(37,468)	$(28,945)	$(37,468)

The accompanying notes form an integral part of these financial statements.

Interim Consolidated
Statements of Cash Flows
	Three Months Ended		Six Months Ended
	June 30		June 30
(Expressed in thousands of US dollars)
(unaudited)	2005	2004	2005	2004

CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the period	$(3,342)	$8,958	$(13,735)	$8,997
Non-cash items:
Depreciation and depletion	8,589	7,311	16,979	18,675
Accretion of site closure and reclamation liability	287	213	579	433
Unrealized currency translation losses (gains)	(172)	(102)	(265)	(643)
Amortization of deferred expenses	374	228	599	453
Stock-based compensation	157	97	761	497
Other losses	—	—	—	95
	5,893	16,705	4,918	28,507
Changes in non-cash operating working capital:
Concentrate settlements and other receivables	(787)	5,608	4,067	6,907
Inventories	151	5,346	(970)	2,465
Accounts payable and accrual liabilities	(1,001)	(2,545)	991	(1,455)
Advance payment of gold hedge	(10,146)	—	(10,146)	—
	(5,890)	25,114	(1,140)	36,424
Investments
Additions to mineral property, plant and equipment	(3,263)	(2,696)	(6,759)	(6,324)

Financing
Repayment of capital lease obligations	(1,224)	(1,034)	(2,438)	(2,145)
Repayment of debt	(5,250)	(3,000)	(10,500)	(6,000)
Issuance of common shares, net of share issuance costs	62	6	113	1,006
	(6,412)	(4,028)	(12,825)	(7,139)
Increase (decrease) in cash and cash equivalents	(15,565)	18,390	(20,724)	22,961
Cash and cash equivalents at beginning of period	44,098	12,314	49,257	7,743
Cash and cash equivalents at end of period	$28,533	$30,704	$28,533	$30,704
Supplementary information:
Cash paid during the period for:
Interest	$902	$837	$1,869	$1,723
Non-cash financing activities:
Purchase of mineral property, plant and equipment by
assumption of capital lease obligations	$—	$—	$—	$3,327

The accompanying notes form an integral part of these financial statements.

Notes to Interim Consolidated
Financial Statements
Six months ended June 30, 2005 and 2004

(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31,2004.In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2004, with the exception of a policy change related to the Consolidation of Variable Interest Entities.

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Corporation adopted the new CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("AcG-15"). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entities residual returns, or both. The adoption of AcG-15 did not result in any changes to the Corporation's financial statements.

2. Shareholders' Equity

	June 30	December 31
	2005	2004
	(unaudited)
Common shares (a)	$177,634	$177,464
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	1,370	667
Retained earnings (deficit)	(28,945)	(15,210)
	$158,672	$171,534

(a) Common shares
	Number of Shares	Amount
Balance, December 31,2004	200,491,050	$177,464
Issued in Q1 2005:
Pursuant to Employee Share Purchase Plan	51,502	77
Other	34	—
Issued in Q2 2005:
Pursuant to Employee Share Purchase Plan	77,623	83
On exercise of options	8,000	10
Balance, June 30,2005 (unaudited)	200,628,209	$177,634

As of July 28, 2005 the Corporation had 200,628,209 issued and outstanding common shares.

(b) Stock-based compensation

During the three months ended June 30, 2005, the Corporation granted a total of 50,000 options to employees, exercisable at Cdn$1.47 over a period of seven years. Twenty percent (10,000) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended March 31, 2005, the Corporation granted a total of 1,205,000 options to employees, 865,000 exercisable at Cdn$1.79, and 340,000 exercisable at Cdn$1.78 over a period of seven years. Twenty percent (241,000) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options vested in the three months ended June 30, 2005 was $85,000 and $689,000 for the six months ended June 30, 2005.

During 2005, a total of 65,800 options have been cancelled and 8,000 options have been exercised.

At June 30, 2005 there were 4,472,400 options outstanding of which 2,040,000 were exercisable.

The fair value of the share options granted during the second quarter of 2005 was estimated using the Black-Scholes pricing model with the following assumptions:
	For Options	For Options	For Options	For Options
	Granted in Q2 2005	Granted in Q2 2004	Granted in Q1 2005	Granted in Q1 2004
Risk-free interest rate	2.50%	2.50%	2.50%	2.50%
Expected stock price volatility	55%	64%	56%	67%
Expected option life	3.5 years	4 years	3.5 years	4 years
Per share fair value of options granted (Cdn$)	$0.62	$1.08	$0.76	$1.51

3. Financial Instruments

At June 30, 2005, Kemess Mines Ltd., a wholly owned subsidiary of the Corporation, had forward sales commitments with major financial institutions to deliver 139,000 ounces of gold at an average forward price of $307 per ounce. These commitments are in the form of forward sales contracts maturing between May 26, 2006 and December 31, 2007. The unrealized loss on these forward sales contracts at June 30, 2005 was approximately $21,610,000.

In May 2005, the Corporation closed out 79,750 ounces of its hedge book at a cost of $10,146,000. In accordance with Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of these contracts will be capitalized and amortized over the same period as the forward sales contracts were originally scheduled for settlement. Of the 79,750 ounces of gold closed out in May 2005, 1,250 ounces represent gold forward sales contracts that were scheduled to be closed out in June 2005, the $152,000 cost of which was recognized in revenues in the second quarter cost, reducing the capitalized deferred hedge loss to $9,994,000 as at June 30, 2005.